Exhibit 99.1

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027

April 4, 2008

Special Committee of the Board of Directors Landry’s Restaurants, Inc. 1510 West Loop South Houston, Texas 77027

Members of the Special Committee:

While I recognize and appreciate the process and thoughtful selection by the Special Committee of its counsel and financial advisors, more than two months have passed since my offer was made.  Since that time, the credit markets have deteriorated, the retail consumer continues to be impacted by the economy, and the Company’s results of operations and stock price have declined.

During the time of the Special Committee’s selection process for advisors, credit market conditions have significantly worsened, making it far more costly to obtain the debt financing required to consummate the proposed transaction.  Additionally, the economy has continued its downward trend, the consumer is still under financial pressure and the Company’s stock price has decreased over 25% from its closing price of $20.45 on January 28, 2008, the date of my original offer, to a closing price of $15.30 on April 3, 2008.

As a result, I am revising my offer to acquire all of the outstanding shares of Landry’s common stock to a cash purchase price of $21.00 per share, which represents a 37% premium over Landry’s closing price on April 3, 2008.

I am fully prepared to proceed with the transaction in an expedited manner.  In an effort to advance this process, I am enclosing a letter from Jefferies & Company, Inc. stating that Jefferies is highly confident in its ability to consummate the debt financing required to complete the proposed transaction.  Jefferies has indicated to me that they expect to be in a position to execute a commitment letter with respect to this debt financing within a few weeks from their commencement of due diligence.  Due to the risk of continued deterioration of the credit market conditions, I am concerned that if my offer is not accepted within the next few weeks, I will lose my ability to finance this transaction.

Time is of the essence, and I urge the Special Committee to act promptly.  Failure to do so will deprive stockholders of the ability to vote upon a transaction that I firmly believe is in their best interests.

Special Committee of the Board of Directors
Landry’s Restaurants, Inc.

April 4, 2008

This letter is non-binding and no agreement, arrangement or understanding between the parties shall be created until such time as definitive documentation has been executed and delivered by Landry’s and all other appropriate parties and the agreement, arrangement or understanding has been approved by Landry’s Board of Directors and the Special Committee.

Very truly yours,

/s/ Tilman J. Fertitta
Tilman J. Fertitta

cc:           Jack Capers, Esq.